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                                                                    EXHIBIT 21.1



                           SUBSIDIARIES OF REGISTRANT

   SCM Microsystems GmbH, a wholly owned subsidiary of Registrant, is a corporation organized under the laws of Germany.

   SCM Microsystems (U.S.) Inc., a wholly owned subsidiary of Registrant, is a Delaware corporation.

   SCM Microsystems Japan, Inc., a wholly owned subsidiary of Registrant, is a corporation organized under the laws of Japan.

   SCM Microsystems (Asia) Pte. Ltd., a wholly owned subsidiary of Registrant, is a corporation under the laws of Singapore.

   SCM Microsystems Ltd. UK, a wholly owned subsidiary of Registrant, is a corporation organized under the laws of the UK.

   Dazzle Multimedia, Inc., a 51% owned subsidiary of Registrant, is a California corporation.